MICHELIN

06018670

November 10, 2006

RECEIVED NOV 20 2006 213 PROCESSING SECTION WASH. D.C.

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- English translation of French text published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on October 27, 2006.

If you have any questions regarding this document, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on October 27, 2006

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 286,786,550 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2006	**2005**
From January 1 through March 31	3,980	3,610
From April 1 through June 30	4,043	3,880
From July 1 through September 30	4,081	3,890
Total of the three quarters	12,104	11,380